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                                  EXHIBIT INDEX

        99.1 Press release of the Company dated July 21, 2000.

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NEWS RELEASE
--------------------------------------------------------------------------------

MEDIA CONTACTS:

Chartered Singapore:                     Chartered Singapore:              For Chartered:
--------------------                     --------------------              --------------
Rita Srinivasan                          Maggie Tan                        Barbara Kalkis, Maestro PR
(65) 360.4368                            (65) 360.4705                     (1) 408.996.9975
ritasrinivasan@charteredsemi.com         tanmaggie@charteredsemi.com       kkalkis@compuserve.com

INVESTOR CONTACT:
Larry James                              Suresh Kumar
(1) 408.941.1110                         (65) 360.4060
jamesl@charteredsemi.com                 sureshk@charteredsemi.com

ALL CURRENCY FIGURES STATED IN THIS REPORT ARE IN US DOLLARS

              CHARTERED REPORTS RECORD SECOND-QUARTER 2000 RESULTS

                    Strong Second-Quarter Performance Due To
        Higher Wafer Shipments, Productivity Improvements and Richer Mix

-     REVENUES OF $271.4 MILLION, UP 66% FROM 2Q 1999

-     EARNINGS PER ADS OF $0.43, UP $0.57 FROM 2Q 1999
      EARNINGS PER ORDINARY SHARE OF $0.04, UP $0.05 FROM 2Q 1999


SINGAPORE -- July 21, 2000 -- Chartered Semiconductor Manufacturing (Nasdaq:
CHRT and SGX-ST: CHARTERED) today announced record revenues and net income for its second-quarter ended June 30, 2000, marking the sixth consecutive quarter of solid growth and improved operating performance.

"Our strong second-quarter results reflect the accelerated productivity improvements we have been able to achieve across our fabs and the continued success of our strategies in the marketplace. We have been able to drive operational improvements in parallel with our focus on customer and product mix enrichment," reported Barry Waite, president & CEO of Chartered, summarizing the results of the quarter.

HIGHLIGHTS OF SECOND-QUARTER PERFORMANCE

- Net revenues grew to $271.4 million for second-quarter 2000, up 66% compared to $163.9 million in second-quarter 1999. The significant increase in revenues was due primarily to higher shipments, improved customer and product mix, and enhanced pricing. Including Chartered's share of its

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    minority-owned joint-venture company, net revenues were $299.6 million, up
    83% from $164.0 million in the same quarter a year ago.

- Gross profit was $94.8 million, or 34.9% of net revenues, up from $34.8 million, or 21.2% of net revenues, in the same quarter a year ago, driven primarily by higher revenues and lower unit costs. The second-quarter results included costs associated with the start-up of Fab 6 and other fab expansion projects, which were approximately 7% of net revenues.

- Recurring operating expenses, which exclude pre-production fab start-up costs and stock-based compensation charges, as a percentage of net revenues were 17.8% compared to 20.6% in second-quarter 1999. General and administrative (G&A) expenses increased $10.5 million due primarily to increased staffing and other payroll related expenses. Research and development (R&D) expense increased by $6.9 million primarily due to additional investments in next generation technology and modules in support of our strategy to provide a full suite of process technologies necessary for enabling system level integration. In second-quarter 2000, Chartered incurred $5.6 million related to pre-production start-up costs in Fab 6 and Fab 7.

- Net income of $58.0 million, or 21.4% of net revenues, reflected an improvement of $71.6 million from negative $13.6 million, or negative 8.3% of net revenues, in the same quarter a year ago. Higher net interest income accounted for $12.8 million of this improvement.

- Earnings per American Depositary Share (ADS) and earnings per share (EPS) were $0.43 and $0.04 respectively on a diluted basis, compared with a loss of $0.14 and $0.01 respectively in second-quarter 1999. Average diluted ADS count and ordinary share count increased by 37.3 million and 372.8 million respectively, primarily due to the initial public offering in October 1999 and the follow-on offering in May 2000.

WAFER SHIPMENTS AND AVERAGE SELLING PRICES

- Shipments in second-quarter 2000 were 226.2 thousand wafers (eight-inch equivalent), an increase of 45% compared to 156.5 thousand (adjusted to exclude the terminated print-head business) in second-quarter 1999. High growth networking and related communications markets accounted for the majority of this increased demand.

- Average Selling Price (ASP) increased by 19% to $1,200 per wafer in second-quarter 2000 compared to $1,007 per wafer (adjusted to exclude the terminated print-head business) in second-quarter 1999. ASP improved as a result of customer and product mix enrichment and enhanced pricing.

- Capacity utilization was 107% in second-quarter of the year compared to 103% during the same quarter last year.

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MARKET DYNAMICS

The communications segment continued to be the largest contributor to revenues, in line with our strategic emphasis on delivering a suite of technologies and services centered on the needs of communications markets.

REVENUE BREAKDOWN BY MARKET SEGMENT*

                                                  Twelve months ending
                                          -------------------------------------
                                            March 31, 2000      June 30, 2000
                                          -----------------   -----------------
Market Segment                            % of Net revenues   % of Net revenues
--------------                            -----------------   -----------------
   Communications                                48                  52
   Computer                                      30                  25
   Consumer                                      14                  15
   Memory                                         7                   7
   Other                                          1                   1

----------

* Including Chartered's share of its minority-owned joint-venture company

REVENUE BREAKDOWN BY REGION*

                                                     Twelve months ending
                                             --------------------------------------
                                               March 31, 2000       June 30, 2000
                                             -----------------   ------------------
Region                                       % of Net revenues    % of Net revenues
------                                       -----------------    -----------------
   America                                           64                   59
   Europe                                            19                   24
   Asia - Pacific                                    14                   13
   Japan                                              3                    4

----------

* Including Chartered's share of its minority-owned joint-venture company

HIGHLIGHTS OF SECOND-QUARTER ACTIVITIES AND ACHIEVEMENTS

- With accreditation received during the quarter, all of Chartered's production fabs, excluding the newly operational Fab 6, now have attained the highly coveted QS-9000 certification. This internationally recognized standard couples ISO 9000 discipline with more rigorous application of continuous improvement and defect prevention methodologies.

- Chartered's new fab, Fab 6 started producing revenue wafers in the month of May 2000, two months ahead of the original schedule. Construction of Fab 7, a 60,000 wafer per month mega-fab, continued on schedule during the quarter, with first wafer output planned for mid-2001.

- In May 2000, the eFAB(TM) Alliance, formed by Agilent Technologies Inc., Chartered Semiconductor Manufacturing, Lucent Technologies and Motorola selected RosettaNet to be the beneficiary of their joint work on foundry e-commerce interfaces. Utilizing this, RosettaNet will architect the first open industry standard for secure electronic communications between foundries and their customers, suppliers and marketing partners. We believe this arrangement will reinforce Chartered's leadership in the industry and its partnering strategy to provide flexible manufacturing solutions for its customers.

- In May 2000, Chartered successfully completed a follow-on global offering of ordinary shares and ADSs. The Company sold 89.7 million ordinary shares (or ADS equivalent) raising approximately $566 million, net of expenses. The funds will be used primarily for capital expenditures. With the proceeds from this offering, Chartered has strengthened its balance sheet and has substantial operating flexibility going forward.

"We are pleased with the recent accomplishments of Chartered employees worldwide. Our market focus and dedication to operational excellence is clearly visible to our customers and evident in our financial results. As the world's third largest foundry, we remain focussed on enabling our customers to create and deliver market-leading solutions," concluded Barry Waite.

OUTLOOK

The company believes that the market for foundry services continues to be strong in the near term. Moreover, the longer-term outlook remains robust as growing evidence indicates that the trend toward outsourcing by integrated device manufacturers and systems OEMs is continuing to increase rapidly and is still in an early stage. In the first half of 2000, Chartered invested over $410 million in new capacity to support these growth opportunities and remains on track to invest $1,050 million this year and $1,500 million next year in capital expenditures and net equity investments in joint ventures. Our newly strengthened balance sheet provides substantial flexibility to respond to market opportunities.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
          (In thousands of US Dollars, except share and per share data)

                                                                    Three Months Ended             Six Months Ended
                                                                         June 30,                      June 30,
                                                                 -------------------------     -------------------------
                                                                    1999           2000           1999           2000
                                                                 ----------     ----------     ----------     ----------
Net revenue .................................................    $  163,926     $  271,382     $  294,738     $  509,791
Cost of revenue .............................................       129,130        176,586        247,257        330,926
                                                                 ----------     ----------     ----------     ----------
Gross profit ................................................        34,796         94,796         47,481        178,865
                                                                 ----------     ----------     ----------     ----------
Operating expenses:
   Research and development .................................        10,874         17,808         22,955         35,114
   Fab start-up costs .......................................            --          5,574             --         17,242
   Sales and marketing ......................................        10,498          7,676         20,568         16,995
   General and administrative ...............................        12,399         22,927         22,701         38,436
   Costs incurred on termination of
     development program ....................................            --             --          6,500             --
   Stock-based compensation .................................         1,645            732          3,289          1,841
                                                                 ----------     ----------     ----------     ----------
           Total operating expenses .........................        35,416         54,717         76,013        109,628
                                                                 ----------     ----------     ----------     ----------
Operating income (loss) .....................................          (620)        40,079        (28,532)        69,237
Equity in loss of CSP(1) ....................................        (3,283)            --         (5,937)            --
Equity in income (loss) of SMP ..............................        (6,213)           224        (12,051)        (2,028)
Other income ................................................           329            359            650          2,643
Interest income .............................................           544         12,969          1,207         20,844
Interest expense ............................................        (4,473)        (4,090)        (9,094)        (7,787)
Exchange gain (loss) ........................................          (455)         2,326          5,065          4,125
                                                                 ----------     ----------     ----------     ----------
Income (loss) before income taxes ...........................       (14,171)        51,867        (48,692)        87,034
Income tax (expense) benefit ................................           528         (4,242)           172         (8,012)
                                                                 ----------     ----------     ----------     ----------
Income (loss) before minority interest ......................       (13,643)        47,625        (48,520)        79,022
Minority interest in loss of CSP ............................            --         10,336             --         16,756
                                                                 ----------     ----------     ----------     ----------
Net income (loss) ...........................................    $  (13,643)    $   57,961     $  (48,520)    $   95,778
                                                                 ==========     ==========     ==========     ==========

Net income (loss) per share and ADS
Basic net income (loss) per share ...........................    $    (0.01)    $     0.04     $    (0.05)    $     0.07
Diluted net income (loss) per share .........................         (0.01)          0.04          (0.05)          0.07

Basic net income (loss) per ADS .............................    $    (0.14)    $     0.43     $    (0.49)    $     0.73
Diluted net income (loss) per ADS ...........................         (0.14)          0.43          (0.49)          0.72

Number of shares (in millions) used in computing:
- basic net income (loss) per share .........................         985.9        1,334.1          985.8        1,307.0
- diluted net income (loss) per share .......................         985.9        1,358.7          985.8        1,333.3

Number of ADS (in millions) used in computing:
- basic net income (loss) per ADS ...........................          98.6          133.4           98.6          130.7
- diluted net income (loss) per ADS .........................          98.6          135.9           98.6          133.3

Other Data:
     Wafer shipped (8-inch equivalent, in thousands) ........         173.5          226.2          327.3          436.4
     Depreciation and amortization ..........................    $   77,807     $   82,275     $  142,617     $  153,567
     Capital expenditures & net equity
          investments in JVs ................................    $   98,159     $  223,031     $  145,031     $  410,301

Note (1): The equity accounting method was applied for the investment in CSP in the period prior to October 1, 1999. From October 1, 1999 forward, CSP was treated as a consolidated subsidiary.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS
                          (In thousands of US Dollars)

                                                                                 As of
                                                                      ---------------------------
                                                                      December 31,      June 30,
                                                                          1999            2000
                                                                      ------------     ----------
ASSETS
Cash and cash equivalents .......................................      $  544,996      $1,005,298
Accounts receivable .............................................         141,226         146,702
Inventories .....................................................          33,619          36,038
Other current assets ............................................           9,946          14,301
                                                                       ----------      ----------
          Total current assets ..................................         729,787       1,202,339
Property, plant and equipment, net ..............................       1,282,106       1,561,237
Investment in SMP ...............................................          47,036          65,251
Other non-current assets ........................................          73,979          49,499
                                                                       ----------      ----------
          Total assets ..........................................      $2,132,908      $2,878,326
                                                                       ==========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable ................................................      $  152,401      $  101,334
Current installments of obligations under capital leases ........           5,767           6,199
Current installments of long-term debt ..........................         119,991         148,920
Accrued operating expenses ......................................         127,147         164,201
Other current liabilities .......................................          29,919          40,948
                                                                       ----------      ----------
          Total current liabilities .............................         435,225         461,602
Obligations under capital leases, excluding current
     installments ...............................................           7,822           4,645
Long-term debt, excluding current installments ..................         423,668         455,998
Other liabilities ...............................................          67,279          55,401
                                                                       ----------      ----------
          Total liabilities .....................................         933,994         977,646
Minority interests ..............................................          57,164          86,406
Shareholders' equity ............................................       1,141,750       1,814,274
                                                                       ----------      ----------
          Total liabilities and shareholders' equity ............      $2,132,908      $2,878,326
                                                                       ==========      ==========

ABOUT CHARTERED

Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) is one of the world's top three independent foundries providing wafer fabrication services. Guided by the tenets of trust, service, partnership, advanced technology and stability, the Company aims to provide world-class semiconductor foundry services that enable customers to create and deliver market-leading system-level solutions. Chartered operates five fabrication facilities that serve high-growth, technologically advanced applications such as communications and networking. Headquartered in Singapore, Chartered employs approximately 3400 people at its 11 locations in North America, Asia and Europe.

Chartered is traded in the United States on Nasdaq and in Singapore on the Singapore Exchange Securities Trading Limited (SGX-ST). The Company reported 1999 net revenues of US $694.3 million.

For more information, visit the company's website, www.charteredsemi.com.

SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including the statements relating to the initial production of Fab 7, the increased trends in outsourcing by the Company's customers and the Company's position to take advantage of it, the Company's continued investment in technology, capacity and skills, the outlook for longer-term growth in the foundry services market and the appropriateness of the Company's business model and strategy, reflect the Company's current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. For example, delays and interruptions in the construction or production schedules for our Fab 7 and changes in the market outlook and customer demands could affect the foregoing forward-looking statements. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain of the risks and uncertainties which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned "Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                                       ###